Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
April 10, 2007.

Item 3	News Release
The news release was disseminated on April 10, 2007 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report that project resources have increased significantly at its wholly-owned Pitarrilla silver project located in the state of Durango, Mexico. The increased resource is now comprised of measured and indicated silver resources totalling 350.4 million ounces, an increase of 50% or 116.1 million ounces, and inferred silver resources of 193.6 million ounces, up slightly since the last update in August 2006. All of the silver resource increase is in the Breccia Ridge Zone.

Item 5	Description of Material Change
See attached news release 07-05.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
April 10, 2007.

April 10, 2007 News Release 07-05	Trading Symbols: Nasdaq National Market: SSRI TSX: SSO

TOTAL PITARRILLA SILVER RESOURCES INCREASE BY 28%

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report that project resources have increased significantly at its wholly-owned Pitarrilla silver project located in the state of Durango, Mexico. The increased resource is now comprised of measured and indicated silver resources totalling 350.4 million ounces, an increase of 50% or 116.1 million ounces, and inferred silver resources of 193.6 million ounces, up slightly since the last update in August 2006. All of the silver resource increase is in the Breccia Ridge Zone.

Pitarrilla Silver Resource Summary - April 2007
Category	Tonnes (in millions)	Silver Grade (in g/tonne)	Silver Grade (in oz/ton)	Contained Silver (in millions of oz)
Measured	27.2	120.6	3.5	105.5
Indicated	91.9	82.9	2.4	245.0
Inferred	73.2	82.3	2.4	193.6

The above block model resource estimate is based on a cut-off grade of 40 grams of silver per tonne in all zones with the exception of the Breccia Ridge Zone which used a cut-off grade of 40 grams of silver-equivalent per tonne and was prepared by James A. McCrea, P.Geo., an independent qualified person, as defined by Canada’s National Instrument 43-101.

Silver and base metal mineralization at Breccia Ridge is hosted in large breccia zones as well as cross-cutting high-grade structures. The Breccia Ridge Zone, which contains about 50% of the silver resources at Pitarrilla, also hosts indicated resources containing 1.117 billion pounds of zinc and 410 million pounds of lead; and inferred resources containing 1.255 billion pounds of zinc and 628 million pounds of lead.

Breccia Ridge Resource Summary - April 2007
Category	Tonnes (in millions)	Silver Grade (in g/tonne)	Zinc (in %)	Lead (in %)	Silver Grade (in oz/ton)	Contained Silver (in millions of oz)
Indicated	56.3	64.2	0.90	0.33	1.9	116.2
Inferred	61.9	78.5	0.92	0.46	2.3	156.1

The above block model resource estimate for the Breccia Ridge Zone is based on a cut-off grade of 40 grams of silver-equivalent per tonne and was prepared by James A. McCrea, P.Geo., an independent qualified person. Silver-equivalent grades were calculated using US$7.00/oz silver, US$0.65/lb zinc and US$0.37/lb lead.

Within the Breccia Ridge Zone, there are areas of higher-grade mineralization including a flat-lying basal conglomerate unit that hosts an indicated resource of 6.2 million tonnes grading 113 grams of silver per tonne, 3.09% zinc, 0.77% lead and 0.12% copper, and an inferred resource of 2.0 million tonnes grading 116 grams of silver per tonne, 2.97% zinc, 0.83% lead and 0.11% copper, based on a 40 gram silver-equivalent cut-off. Additional resources of high-grade replacement mineralization could be categorized only as inferred at the current drill density. This mineralization is open along strike and at depth and will be among the targets of the ongoing drilling program.

The updated resource estimate for Pitarrilla is based on 88,577 meters of drilling, comprised of 199 diamond drill holes totalling 68,020 meters and 186 reverse circulation holes totalling 20,557 meters. This compares to 60,710 meters of drilling for the August 2006 resource estimate. Silver Standard is discovering ounces at Pitarrilla at an exploration cost of less than US$0.10 per resource ounce.

The current block model resource estimate was prepared using available assay data up to Hole PD-199. The company expects to drill at least 60,000 meters at Pitarrilla in 2007 and complete another resource update by the end of the fourth quarter. Five diamond drill rigs are currently on the property, with the South Ridge Zone open along strike to the north and the Breccia Ridge Zone open to the north, east and to depth. The most recently completed hole is PD-203.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for exploration at the Pitarrilla project.

With the increase in resources at Pitarrilla, Silver Standard has the largest published silver resource of any publicly traded silver company, now totalling:

Silver Reserve and Resource Summary - April 2007
Silver bullion	1.95 million ounces
Silver reserves **
Proven and probable	107.1 million ounces
Silver resources
Measured	169.5 million ounces
Indicated	550.1 million ounces
Inferred	617.6 million ounces
** Reserves based on US$5.35/oz silver, $2.75/lb tin and $0.42/lb zinc.

With proven and probable reserves of 107.1 million ounces and silver resources in excess of 719 million ounces measured and indicated and in excess of 617 million ounces inferred, Silver Standard will continue its strategy of monetizing smaller, non-core assets and redeploying that capital for project development.

Silver Standard is currently moving the Pirquitas project in Argentina to production in the fourth quarter of 2008 and advancing the San Luis high-grade, joint venture project in Peru. With increasing silver resources at Pitarrilla, Silver Standard has another sizeable project for development that will help achieve its goal of becoming a leading primary silver producer.

A conference call to review Pitarrilla results is scheduled on Wednesday, April 11, 2007 at 11:00 a.m. EST.

Toll-free in North America:   866-400-3310
Toronto local and overseas:   416-850-9144

Replay will be available for one week by calling toll free in North America: 1-866-245-6755, passcode 282485; local and overseas callers may telephone 1-416-915-1035, passcode 282485. The audio file will also be available on the company’s web site.

Silver Standard Resources Inc. is a well-financed silver resource company that continues to seek growth through exploration and development of its own silver projects. (SSRI-PT)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

For the Pitarrilla project, all assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using four acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20